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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 3/A

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(h) of the Investment Company Act of 1940

1.	Name and Address of Reporting Person*	2.	Date of Event Requiring Statement (Month/Day/Year)	3.	I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
	Lyons, Janis E. (Last) (First) (Middle)		October 28, 2002

	National City Corporation 1900 East Ninth Street (Street)	4.	Issuer Name and Ticker or Trading Symbol	5.	Relationship of Reporting Person(s) to Issuer (Check All Applicable)
			National City Corporation (NCC)		☐	Director	☐	10% Owner
					☒	Officer (give title below)
		6.	If Amendment, Date of Original (Month/Day/Year)		☐	Other (specify below)
	Cleveland, Ohio 44223 (City) (State) (Zip)		November 6, 2002		Senior Vice President
				7.	Individual or Joint/Group Filing (Check Applicable Line)
					☒	Form Filed by One Reporting Person
					☐	Form Filed by More than One Reporting Person

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.

*	If the form is filed by more than one reporting person, see Instruction 5(b)(v).

Table I — Non-Derivative Securities Beneficially Owned

1.	Title of Security (Instr. 4)	2.	Amount of Securities Beneficially Owned (Instr. 4)	3.	Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4.	Nature of Indirect Beneficial Ownership (Instr. 5)

	Common Stock		17,615,237		D

	Common Stock		291,840		I		Custodial Account for Minors

	Common Stock		195,228		I		Custodial Account for Minors

	Common Stock (Restricted Stock)		16,212		D

	Common Stock (NCC 401(k) Plan)		8,966.9687		D

Table II — Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 4)	2.	Date Exercisable and Expiration Date (Month/Day/Year)		3.	Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4.	Conversion or Exercise Price of Derivative Security	5.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 5)	6.	Nature of Indirect Beneficial Ownership (Instr. 5)

			Date Exer- cisable	Expi- ration Date		Title	Amount or Number of Shares

	Options (Rights to Buy)					Common Stock (1)	149,509				D

	Units of Interest in the Executive Savings Plan					Common Stock (2)	2,920,5848				D

Explanation of Responses:

(1) These options were granted under the Issuer’s Stock Option Plans between 07/06/94 and 07/23/02 at exercise prices ranging from $13.25 to $36.3125, in reliance upon the exemption provided by either old or new Rule 16(b)-3. Each option will expire 10 years from the date of its grant. Generally, the options become exercisable 50% annually after the grant date. The exercisability of some options which were intended to qualify as ISO’s may be further limited by the IRC.

(2) Reflects units of interest in the Issuer’s Executive Savings Plan that may be considered derivative securities. Reporting of units is not to be construed as an admission that the units are derivative securities for purposes of Section 16 of the Act.

/s/ Janis E. Lyons by Carlton E. Langer Attorney-in-Fact	11/7/02
**Signature of Reporting Person	Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that the undersigned hereby constitutes and appoints David L. Zoeller, Carlton E. Langer and Thomas A. Richlovsky, and each of them, as the true and lawful attorney or attorneys-in-fact, with the full power of substitution and revocation, for the undersigned and in the name, place and stead of the undersigned, in any and all capacities, to execute, on behalf of the undersigned, any and all statements or reports under Section 16 of the Securities Exchange Act of 1934, as amended, with respect to the beneficial ownership of shares of Common Stock, par value $4.00 per share, of National City Corporation (the “Company”), including, without limitation, all initial statements of beneficial ownership on Form 3, all statements of changes of beneficial ownership on Form 4 and all annual statements of beneficial ownership on Form 5, all successor or similar forms and any and all other documents that may be required, from time to time, to be filed with the Securities and Exchange Commission, to execute any and all amendments or supplements to any such statements, reports or forms, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting to said attorney or attorneys-in-fact, and each of them, full power and authority to do so and perform each and every act and thing requisite and necessary to be done in and about the premises (including, without limitation, completing, executing and delivering a Form ID to apply for electronic filing codes), as fully and to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all that said attorney or attorneys-in-fact or any of them or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof. The undersigned acknowledges that the foregoing attorneys-in-fact, and each of them, in serving in such capacity at the request of the undersigned, are not assuming any of the responsibilities of the undersigned to comply with Section 16 of the Securities Exchange Act of 1934 or any other legal requirement. This Power of Attorney shall remain in effect until revoked in writing by the undersigned.

/s/ Janis E. Lyons Janis E. Lyons

Date:	October 29, 2002